Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 5, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on August 5, 2002, entitled "MS DEVINE LEAVES STATOIL BOARD".

MS DEVINE LEAVES STATOIL BOARD

Maurey Devine has resigned from Statoil`s board of directors.

Ms Devine joined the group`s board in June as one of four new representatives of Statoil`s owners. She is stepping down for personal reasons. The board`s chairman will contact the head of the election committee with a view to electing a new director.

For further information please contact:

Wenche Skorge, tel +47 51 99 79 17 (office), +47 918 70741 (mobile).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 5, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer